Exhibit 99.1

Nano Dimension Engages Reseller Accucode to Meet Growing Demand for DragonFly Pro System in North America

Accucode will purchase Nano Dimension’s DragonFly Pro Additive Manufacturing System for Printed Electronics

NESS ZIONA, Israel, October 17, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), announced today it has signed a partnership with US-based reseller Accucode, Inc., a leading technology systems integrator and software development firm based in Centennial, Colorado. This partnership is a further step in Nano Dimension’s growth strategy to enhance its sales footprint and meet increased demand for the award-winning DragonFly Pro additive manufacturing platform in North America.

Accucode 3D, Accucode’s 3D printing division, joins Nano Dimension’s thriving partner ecosystem. As part of the reseller agreement, Accucode will purchase Nano Dimension’s DragonFly Pro 3D Printer, which it will use for demonstration and training purposes.

Accucode has been ranked eight times on Inc. 5000’s list of the fastest growing private companies in America. By adding Nano Dimension’s DragonFly Pro additive manufacturing platform for printed electronics to its offerings, Accucode 3D opens a new path to augment its expertise in design, additive manufacturing, integration, acquisition, deployment, service and support. Accucode’s customer base spans many industries. Accucode 3D is adding this technology to its extensive list of additive manufacturing capability.

“Since the launch of DragonFly Pro sales a year ago, we’ve learned much about where our relative strengths and value proposition fit within the North American marketplace, as well as the expertise our resellers need. We look forward to making more announcements of this kind in the near future,” said Tim Sheehan, Vice President Sales Nano Dimension. “We are impressed with Accucode’s proven ability to sell, install and support advanced technologies as well as their marketing and sales-focused culture, and we look forward to a long and fruitful relationship.”

“The Dragonfly is game-changing technology for electronics engineering in all sectors. Accucode is thrilled to be an early partner and to help Nano Dimensions scale this technology across the world,” said Accucode CEO Kevin Price. “Accucode customers in the aerospace, biomedical and automotive industries are all very excited by the potential of the DragonFly technology.”

Nano Dimension’s DragonFly Pro 3D printer transforms electronics development by enabling companies to reinvent their development processes as well as their products. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously. This technology enables IP-secure, in-house manufacturing or prototyping of HD functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and another innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

About Accucode

Accucode Inc. is one of the largest and fastest growing private companies in the United States. Accucode is a leading technology systems integrator and software company specializing in the application of mobile computing, networks, Automatic Identification and Data Capture, 3D printing technologies, drones, and artificial intelligence. Accucode is a technology disruption platform that applies to almost any industry or problem set. For more information, visit http://www.accucode.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, its growth strategy to enhance its sales footprint and meet increased demand for the DragonFly Pro additive manufacturing platform in North America, and when it discusses making further announcements in the near future. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com